Exhibit 99.1

Nikon, ASML and Carl Zeiss Sign Agreement to Settle All Litigation

TOKYO, Japan, VELDHOVEN, the Netherlands and OBERKOCHEN, Germany - January 23, 2019 - Nikon Corporation (“Nikon”) (TYO: 7731), ASML Holding N.V. (“ASML”) (NASDAQ: ASML) and Carl Zeiss SMT GmbH (“Zeiss”) have signed a Memorandum of Understanding relating to a comprehensive settlement of all legal proceedings over patents for lithography equipment and digital cameras.

The Memorandum of Understanding is a binding agreement that concerns all pending disputes between Nikon, ASML and Zeiss in Europe, Japan and the United States, including at the U. S. International Trade Commission. The three companies expect to execute a definitive settlement and cross-license agreement and dismiss all legal proceedings between the parties in February 2019. The terms of the Memorandum include a payment to Nikon by ASML and Zeiss of a total of EUR 150 million (approximately 19.0 billion Japanese Yen*). Furthermore, the cross-license agreement contemplated by the Memorandum includes mutual royalty payments of 0.8% over the sales of immersion lithography systems for 10 years from the signature date of the parties’ definitive agreement.

*	Based on an exchange rate of 1 EUR = 125 yen

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 23,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Regulated Information

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward-Looking Statements

This press release contains forward looking statements, which you can generally identify by the use of words like “may”, “will”, “expect”, “contemplate” and variations of these words or comparable words. The forward looking statements contained herein include statements relating to the Memorandum of Understanding, the expectation of executing a definitive settlement and cross-license agreement and dismissal of all legal proceedings in February 2019 and the terms of such agreements and related matters. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, the risk that definitive agreements are not entered into within the expected time-frame indicated above or at all and risks relating to the terms of such agreements and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.